MAIA Biotechnology, Inc.
4444 West Lake Street, Suite 1700
Chicago, IL 60606

May 31, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549
Attention: Jordan Nimitz

Re:	MAIA Biotechnology, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2022 File No. 333-264225

Dear Ms. Nimitz:

We have set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in its letter dated May 23, 2022 with respect to the Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-264225) (the “S-1”) filed with the SEC on May 16, 2022 by MAIA Biotechnology, Inc., a Delaware corporation (the “Company”).  For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the S-1 (the “Amended S-1”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-1 filed May 16, 2022

Business
Strategic Collaborations and Key Agreements, page 96

1.

To the extent applicable under your license agreements, provide risk factor disclosure that discusses the technology or technologies subject to march-in rights, the portion of your business that would be affected by the exercise of march-in rights, and whether and how you may be compensated in the event such rights are exercised.

COMPANY RESPONSE: We respectfully advise the Staff that the disclosure on the pages 46 and 103 of the Amended S-1 has been revised in accordance with the Staff’s comment.

May 31, 2022

We hope this response has addressed all of the Staff’s concerns relating to the comment letter.  If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Janeane Ferrari, at 212-407-4209, jferrari@loeb.com. Thank you for your time and attention to this filing.

MAIA BIOTECHNOLOGY, INC.

/s/Vlad Vitoc
Name: Vlad Vitoc
Title: Chief Executive Officer

cc:Janeane Ferrari, Esq.